1

Total Pages 22
Exhibit Index on 21

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 33-65230, 333-44517

A. Full title of Plan: FLEETBOSTON FINANCIAL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FleetBoston Financial Corporation
One Federal Street
Boston, MA 02110

Financial Statements of the Plan.

Report of Independent Auditors.

1. Statements of Net Assets Available for Benefits
2. Statement of Changes in Net Assets Available for Benefits
3. Notes to Financial Statements
4. Supplemental Schedule - Schedule of Assets (Held at End of Year)

Exhibit.

Consent of Ernst & Young LLP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FleetBoston Financial Savings Plan

Year ended December 31, 2001

FleetBoston Financial Savings Plan

Financial Statements
and Supplemental Schedule

Year ended December 31, 2001

Contents

Report of Independent Auditors....................1

Audited Financial Statements

Statements of Net Assets Available for Benefits....................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements....................4

Supplemental Schedule

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)....................13

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the FleetBoston Financial Corporation
Retirement Committee

We have audited the accompanying statements of net assets available for benefits of the FleetBoston Financial Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

June 3, 2002

FleetBoston Financial Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$2,531,211,238**	$2,727,334,482
Transfer receivable from other plans *(Note 1)*	**371,675,987**	–
Dividends and interest receivable	**9,713,285**	12,202,921
Principal cash (overdraft)	**96,394**	(2,269,162)
Net assets available for benefits	**$2,912,696,904**	$2,737,268,241

See accompanying notes.

FleetBoston Financial Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income:	
Interest and dividend income	$ 96,857,028
Contributions:	
Participating employees' voluntary contributions	94,263,281
Employer contributions	60,059,630
Rollovers	8,665,298
	162,988,209
Total additions	259,845,237
Deductions	
Participants' withdrawals	(271,132,728)
Net depreciation in fair value of investments	(183,428,764)
Total deductions	(454,561,492)
Net decrease before transfers	(194,716,255)
Transfers	
Transfer from Summit Bancorp Savings Incentive Plan	310,454,386
Transfer from Liberty Financial Company Inc. Savings and Investment Plan	61,221,601
Transfer to AMVESCAP, Inc. 401(k) Plan	(1,531,069)
	370,144,918
Net increase	175,428,663
Net assets available for benefits at beginning of year	2,737,268,241
Net assets available for benefits at end of year	$2,912,696,904

See accompanying notes.

FleetBoston Financial Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The FleetBoston Financial Savings Plan (the Plan) was adopted by FleetBoston Financial Corporation (formerly Fleet Financial Group, Inc.) (the Company) effective January 1, 1989. The Plan has been subsequently amended at various times to affect the combination of certain other benefit plans and various regulatory changes, including the most recent restatement of the Plan effective January 1, 2002.

The Plan is a defined contribution plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Fleet National Bank, a subsidiary of the Company, serves as trustee for the Plan.

The subsidiaries of the Company that are participating employers in the Plan are:

Fleet Bank, N.A.
Fleet Bank – NH
AFSA Data Corp.
Fleet Bank of Maine
Fleet Capital Leasing
Fleet National Bank
Fleet Bank, F.S.B.
Fleet Business Credit Corporation
Fleet Healthcare Finance Corporation
Fleet Leasing Corporation
Fleet Private Equity
Fleet Securities, Inc.
Fleet Brokerage Securities
Fleet Investment Advisors, Inc.
Fleet Investment Services, Inc.
Fleet Mortgage Group, Inc.
Fleet Trust and Investment Services Company, N.A.
Fleet Business Credit Funding Corporation
Fleet Capital Corporation

Effective December 31, 2001, the Summit Bancorp Savings Incentive Plan (Summit) was merged into the Plan. The Plan was amended to affect a plan merger and total assets transferred to the Plan were $310,454,386. All Summit participants who were eligible employees under the Summit Plan became eligible to participate in the Plan on December 31, 2001. In addition, all Summit participants who were hired prior to February 28, 2001, were vested 100% in their accounts.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective December 31, 2001, assets attributable to certain participant accounts of the Liberty Financial Companies, Inc. Savings and Investment Plan were transferred to the Plan. The Plan was amended to affect a plan-to-plan transfer and total assets transferred to the Plan were $61,221,601. All eligible Liberty employees became eligible to participate in the Plan on November 1, 2002.

Effective September 28, 2001, certain participants and account balances totaling $1,531,069 were transferred to the AMVESCAP, Inc. 401(k) Plan in connection with the sale of a portion of the Retirement Plan Services unit to INVESCO Retirement, Inc.

Effective November 30, 2001, the Plan was amended to designate the Company Stock Fund as an ESOP and designated the remainder of the Plan as a profit sharing Plan.

In 2002, the Quick & Reilly, Columbia, Crabbe Huson, and Wanger defined contribution plans will also merge into the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

Investments are stated at fair value. Securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year. The Company's stock is valued at its quoted market price. Investments in mutual funds and common/ collective trusts are valued at the redemption price established by the trustee of the fund generally based on the fair value of the underlying assets. Short-term investments and participant notes receivable are valued at cost, which approximates fair value.

Security Transactions

Securities purchased and sold are recorded on the respective trade dates. Realized profits and losses are computed based on the average cost of securities sold.

Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In the event of withdrawal, participants in the FBF Common Stock Fund may receive shares of the common stock of the Company. The realized gain or loss resulting from distributions in kind is based on the difference between the average cost and the value of the stock on the effective date of the distribution.

Administrative Expenses

All expenses associated with the administration of the Plan, with the exception of investment management fees, are paid directly by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan has a Trust Agreement with Fleet Bank as Trustee, providing for the management, investment and reinvestment of Plan assets.

Each participant chooses the fund or funds in which contributions are to be invested. Contributions can be invested entirely in one fund or split between two or more funds in five percent multiples. A participant may change the fund or funds into which current contributions are being invested daily. A participant may convert the amount in any fund into any one or more of the other funds in whole dollars or five percent multiples.

Conversions can be made daily, with the exception of the FBF Common Stock Fund, where conversions are limited to one per calendar month.

3. Investments (continued)

The following investments represent 5% or more of the Plan's net assets available for benefits at December 31:

	2001	2000
Galaxy Equity Growth Fund-Class H	**$211,585,021**	$275,022,724
Fleet Stable Asset Fund (Fixed Rate Fund)	**557,190,996**	515,849,016
FleetBoston Financial Corporation – common stock	**678,826,324**	762,211,043
Galaxy Large Company Index Fund	**130,558,582**	145,873,025
Galaxy Growth and Income Fund	**222,042,799**	252,300,494
Galaxy Small Company Equity Fund	**141,845,392**	149,300,489
Fidelity Advisor Institutional Equity Income Fund – Class I	**149,038,274**	155,372,822

During the year ended December 31, 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2001
FleetBoston Financial Corporation	**$ (14,293,035)**
Mutual funds	**(169,135,729)**
	$(183,428,764)

4. Contributions

Each participant may elect to contribute not less than one percent nor more than fifteen percent (thirty-five percent effective January 1, 2002) of their compensation to the Plan by regular payroll deductions. For purposes of the Plan, compensation is generally defined as the base salary plus overtime. If base salary is less than $75,000, commissions and non-discretionary incentive pay is included until pay reaches a combined maximum of $75,000. Eligible compensation does not include bonuses, payments for long-term disability, amounts paid for unused vacation, or lump sum salary continuation payments paid as part of a severance agreement. Eligible pay also may include non-lump sum salary continuation pay, but only if provided for under an applicable severance arrangement. See plan amendment number nine for further information.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

4. Contributions (continued)

The employer contributes a matching amount depending on years of vesting service as follows: 50% for each dollar contributed (up to 6% of eligible pay) during the first four calendar quarters beginning the quarter following the date on which a participant completes one year of vesting service; 75% for each dollar contributed (up to 6% of eligible pay) during the next four calendar quarters, and 100% for each dollar contributed (up to 6% of eligible pay) during any calendar quarter thereafter.

Effective January 1, 2002, a participant must be an employee on the last day of the year to receive employer contributions. Participants who terminate prior to the last day of the year due to retirement, severance, total disability or death also receive Company contributions.

A full-time employee is immediately eligible to become a participant without any service requirement. Part-time employees are eligible to participate the quarter following one year of eligibility service. An employee is credited with a year of service when he or she completes a minimum of 1,000 hours of service during the first 12 months of employment or in any calendar year beginning after the hire date. Special rules apply for participants transferring in from other plans.

5. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

The following table sets forth the basic vesting schedule for employer matching contributions to the Plan, which is subject to the special rules for participants transferred in from other plans:

Full Years of Vesting Service	Percentage of Employer Account Vested
Fewer than 3	0%
3	50%
4	75%
5 or more	100%

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

5. Vesting (continued)

Effective January 1, 2002, the vesting schedule was changed to include a 25% vesting rate for participants with two full years of vesting service.

A participant becomes fully vested if they reach their normal retirement date (age 65), they become totally disabled, or they die.

Forfeitures of account balances which are not vested will be used to decrease future matching contributions by the employer. If a participant terminates employment and receives the vested portion of the employer account immediately following such termination, the non-vested portion is forfeited as of the effective date of the participant's lump sum distribution. For the year ended December 31, 2001, employer contributions were offset by non-vested forfeited amounts totaling approximately $1,200,000.

A forfeiture of the non-vested portion of a participant's employer account will also occur after six consecutive years of absence. If a participant is rehired prior to such six consecutive years of absence, the forfeited portion of their employer account will be restored; provided, however, that if such participant received a distribution of their vested account, they must repay to the Plan all amounts in their company matching account previously distributed to them from the Plan.

6. Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Plan earnings are computed daily for each fund. The earnings are credited to participants' accounts daily based upon the proportion of each participant's weighted average account balance to the total value of the fund. Loan interest is credited to the investment funds of the participant making the payment.

7. Loans to Participants

Participants may borrow up to one-half of their total vested account. The minimum amount of any loan is $1,000. The maximum amount of any loan may not exceed $50,000 reduced by the highest outstanding loan balance of any loan outstanding in the previous twelve months. Loans are made for a period of 3 to 54 months and bear interest at the prime rate of interest plus one percent.

7. Loans to Participants (continued)

Each loan is treated as a separate investment of the borrowing participant's account. The cash for the loan is withdrawn from the participant's investment funds and the principal amount is recorded as a receivable in the loan fund. The principal and interest payments made are credited to the participant's investment funds. The loan fund is reduced by the principal portion of each payment.

When a participant is terminated, the entire balance of each loan becomes due and payable in full 90 days following the last payroll deduction of a loan repayment, and is deducted from the participant's vested account balance if not repaid within 90 days.

8. Distributions

A participant who retires or becomes totally disabled has the following choices as to the distribution of his or her account:

a) Lump sum distribution in cash.

b) Lump sum combination of whole shares of the Company's common stock representing the value of all or a portion of their vested interest in the FBF Common Stock Fund and the balance of their vested account (including the value of any fractional shares of the Company's common stock) in cash.

c) Quarterly or annual installments in cash over a period not to exceed fifteen years.

d) Partial withdrawals in cash; no more than one partial withdrawal is allowed in each twelve-month period.

e) The Plan Administrator may automatically direct the distribution of accounts with account balances less than $5,000.

In the event of termination of employment other than retirement, the participant's account will be distributed at the participant's discretion as either a lump sum distribution in cash or a lump sum distribution in cash of the amount in all funds plus shares of the Company's common stock representing their account in the FBF Common Stock Fund. The lump sum payments may be deferred until a later date, but not beyond age 70 1/2.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

8. Distributions (continued)

Beneficiaries of participants may elect lump-sum distribution (including whole shares of FBF common stock representing the value of all or a portion of the interest in the FBF Common Stock Fund) or installments.

A participant may apply for a withdrawal up to their total account balance, excluding pre-1988 earnings, in the event of financial hardship. All such withdrawals are subject to the approval of the Plan Administrator. Financial hardship is determined by the Plan Administrator in accordance with uniform non-discriminatory standards. In addition, a participant may elect to make discretionary withdrawals from the vested portion of their account subject to certain limitations. The minimum amount of discretionary withdrawals is $1,000 or the total account balance if less, and can be made once every six months.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving a determination letter but the Retirement Investment Committee and Trustee believe that the Plan continues to qualify as a tax-exempt defined contribution plan, and the Retirement Investment Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan's qualified status.

10. Right to Terminate

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

11. Transactions With Parties-In-Interest

Certain Plan investments are shares of Company stock and mutual/commingled funds which are administered by the Company. The Company is the Plan's trustee and recordkeeper, therefore, these transactions qualify as party-in-interest transactions.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

12. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2001	**2000**
	(In thousands)	
Net assets available for benefits per financial statements	**$2,851,475,303**	$2,737,268,241
Amounts allocated to withdrawn participants	**(8,280,647)**	(29,110,137)
Other	–	(1,281,235)
Net assets available for benefits per Form 5500	**$2,843,194,656**	$2,706,876,869

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

FleetBoston Financial Savings Plan

Employer Identification No. 05-0341324
Plan No. 002

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2001

Description	Shares	Current Value
Fidelity Advisor Institutional Equity Income Fund-Class I	6,078,233	$ 149,038,274
Dodge & Cox Balanced Fund	1,299,873	85,037,677
Putnam New Opportunities Fund-Class A	1,859,072	76,184,784
Templeton Foreign Fund-Class A	2,912,466	26,940,312
Galaxy Equity Growth Fund-Class H*	9,692,397	211,585,021
Galaxy Money Market Fund*	9,687,756	9,687,757
Galaxy High Quality Bond Fund-Class J*	7,779,188	84,559,774
Galaxy Asset Allocation Fund*	4,651,199	72,093,578
Galaxy Small Company Equity Fund*	7,823,794	141,845,392
Galaxy International Equity Fund-Class G*	4,229,440	49,780,505
Galaxy Large Company Index Fund*	4,751,040	130,558,582
Galaxy Growth and Income Fund*	16,399,025	222,042,799
Fleet Stable Asset Fund* (Fixed Rate Fund)	55,719,100	557,190,996
FleetBoston Financial Corporation – common stock*	18,597,981	678,826,324
Advanta Corp. Class A Common Stock	3,608	35,936
Advanta Corp. Class B Common Stock	30,940	281,555
Participants notes receivable*	5.75% to 10.5%	35,521,972
		$2,531,211,238

* Indicates party-in-interest to the Plan.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the FleetBoston Financial Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLEETBOSTON FINANCIAL SAVINGS PLAN

By: ______________________
Jane W. Murray
Director, Compensation and Benefits

Dated: June 21, 2002

Exhibit Index

I. Consent of Independent Auditors Located on 22

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-19425) pertaining to the FleetBoston Financial Savings Plan of our report dated June 3, 2002, with respect to the financial statements and schedule of the FleetBoston Financial Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

ERNST & YOUNG LLP

Boston, Massachusetts
June 21, 2002